EXHIBIT 99.1

Alio Gold Receives Notice of Civil Claim

VANCOUVER, British Columbia, May 02, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) The Company announces that it has received today a Notice of Civil Claim from a former shareholder of Rye Patch Gold Corp. whose shares were acquired by the Company by way of Plan of Arrangement on May 25, 2018. The plaintiff brought the claim pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for misrepresentations with respect to anticipated gold production in 2018.

The Company is reviewing the claim and will report further in due course, but currently has no reason to believe that there is any merit to the claim.

About Alio Gold

Alio Gold is a gold mining company, focused on production, exploration and development of gold mining projects in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

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